Mail Stop 3561

August 11, 2006

Jeff Oscodar
Chief Executive Officer
Handheld Entertainment, Inc.
539 Bryant Street, Suite 403
San Francisco, California 94107

      Re: **Handheld Entertainment, Inc.**
               Amendment No. 6 to Registration Statement on Form SB-2
               Filed August 7, 2006
               File No. 333-133550
               Amendment No. 1 to Registration Statement on Form SB-2
               Filed August 7, 2006
               File No. 333-133215

Dear Mr. Oscodar:

      We have reviewed your amendments and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2 (333-133550)

1. We note that you will separate the units into shares of common stock and warrants which will occur upon the earlier of 90 days from the date of effectiveness of the registration statement or at "such time as the representative of the underwriters determines that separate trading should occur." Please disclose the material factors the representatives of the underwriters will consider in determining when separate

trading of the common stock and warrants will occur. Please also discuss how and when investors will be informed of the separate trading of common stock and warrants.

2. Please confirm to us in writing that the NASDAQ Capital Market and the Boston Stock Exchange have approved listing of the units and warrants even though the units are not immediately separable.

3. We note that you have included a representative's unit purchase option in the fee table. Please disclose whether you are registering the resale of these shares and, if so, amend your registration statement throughout as appropriate.

4. It appears that due to the registration of warrants this offering is now a Rule 415 offering. Please check the appropriate box on the registration statement facing page and revise elsewhere in your document to reflect the Rule 415 offering.

Prospectus Cover Page

5. Please include a brief statement to disclose how and when you may redeem the warrants. Your disclosure should reconcile with the disclosure regarding redemption of warrants on page 53.

Use of Proceeds, page 17

6. Please revise your disclosure in this section to reflect the potential proceeds upon exercise of warrants and the representative's unit purchase option.

Liquidity and Capital Resources, page 31

7. Please also revise your disclosure in this section to address the potential proceeds from the exercise of warrants as well as the potential use of cash to redeem those warrants.

Warrants, page 52

8. Please include a discussion in this section to reflect the representative's unit purchase option.

Financial Statements

9. It appears that a reverse stock split will occur prior to the sale of securities to outside investors. If otherwise, please explain. If so, please disclose pro forma net loss per share, basic and diluted and pro forma weighted average shares used in

computing pro forma net loss per share giving effect to the expected reverse stock split on the face of your year-end and interim statements of operations. Please also include footnote disclosure to explain the nature of the pro forma presentation. These pro forma disclosures should also be presented throughout the document whenever you present per share or weighted average shares outstanding information. As appropriate, discussion should also be provided in your management's discussion and analysis or plan of operation section of the filing, including pro forma effects of the reverse stock split.

Legality Opinion

10. Please file a revised legality opinion that opines upon the new securities being offered.

Form SB-2 (333-133215)

11. Please revise this filing to comply with the above comments as applicable.

* * * * *

As appropriate, please amend your documents in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Adam Phippen at (202) 551- 3336 or James Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 with questions you have regarding the financial statements and related matters. You may contact Matthew Benson, Attorney-Advisor, at (202) 551-3335 or David Mittelman, Legal Branch Chief, at (202) 551-3214 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Harvey J. Kesner, Esq.
        Olshan Grundman Frome Rosenzweig & Wolosky LLP
        Via Fax: (212) 451-2222